CORRESP for the SEC letter of the Registration Satement on Form S-1

Achison INC
CIK: 0001672571
3906 Main Street, 207
Flushing, NY11354

September 20, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Commodities
100 F Street, N.E.
Washington, DC 20549

Attention:
     Sonia Gupta Barros
     Stacie Gorman
     Paul Cline
     Wilson Lee

Re: Achison Inc
    Amendment No. 2 to Registration Satement on Form S-1
    Filed August 11, 2016
    File No. 333-211051

The follow contents are in response to the SEC letter on September 7, 2016 for the Registration Satement on Form S-1:

General

1. Throughout the prospectus numerous statements in your disclosure are unclear because they are not written in plain English or the concept is not fully described. Please review your entire prospectus to ensure that your disclosure throughout is written in plain English and the concepts that you describe are fully explained. See Rule 421(b) of Regulation C. For example only, we note:

"Lansdale Inc. will continue to raise funds by any ways, and continue to support the Corporation by granting funds or making loans without interest. Then, the Corporation will continue to obtain the working capital, to driving the growth of the Corporation." (page 5)

Please see the amended contents in page 6and page 16 of Form S-1/A on September 20, 2016. "The Corporation is engaged in trading the spot gold and the spot silver. Gold and silver market is close to direct competition in the international market. WanjunXie, who is president of the Corporation, has found some special trading ways which are our business secret, and we believes that we can achieve about 3%-5% Annual Average Assets Return with low risk when we will be trading the spot gold and the spot silver by using these special trading ways. But we won't guarantee to achieve about 3%-5% Annual Average Assets Return with low risk when we will be trading the spot gold and the spot silver. Any investors can see the financial statement quarterly and annually, to know if the Corporation will profit or lose." (page 5)

Please see the amended contents in page 6 and page 11 of Form S-1/A on September 20, 2016. "The Corporation isn't having or won't anticipates having within the next 12 months any items in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the corporation to make payments. The Corporation isn't having or won't anticipates having within the next 12 months a significant amount of the Company's trade payables have not been paid within the stated trade term." (page 6)

Please see the amended contents in page 7 of Form S-1/A on September 20, 2016.

2. It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

Please see the amended contents of the Prospectus Summary in page 6 of Form S-1/A on September 20, 2016.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

There aren't any written communications, as definedin Rule 405 under the Securities Act.

4. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize offerings for attempts to create the appearance that the registrant has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company that intends to invest in gold, silver, platinum, palladium, foreign currencies and stocks. Your disclosure shows that you have minimal assets, no revenues, no operations, and no contracts regarding the company's proposed products or services. We also note your disclosure that this offering will not provide you with sufficient funds to provide the proposed services. Additionally, we note that your website is not fully developed. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.

Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

The Corporation has its special business plan for trading the spot gold and the spot silver, and its businesses is operated normally, at same time, the Corporation won't have any plan for merger and acquisition in the future, so the Corporation isn't a blank check company.

Now, the Corporation has revenues, and its business is operated normally.

The Corporation won't lack cash, and the Corporation's capital can run its business, but the Corporation lacks capital for enlarging its businesses' dimension.

We only publish the contents which are requested to publish by the laws and the regulations in our websites.

Our businesses are quite sure,and the Corporation is a non-blank check company.

The specific business plan of the Corporation: Please see the amended contents of the Use of Proceeds 10 in page 7 of Form S-1/A on September 20, 2016.

5. It also appears that you are a shell company as defined in Rule 405 of Regulation C, because you have nominal operations and total assets consisting solely of cash and cash equivalents. Please revise your disclosure throughout to account for the implications of being designated a shell company. Alternatively, please explain why you are not a shell company.

The businesses of the Corporation are operated normally, and almost total assets of the Corporation are consisted by short term investment, so the Corporation isn't a shell company.

6. Throughout your registration statement you utilize industry jargon. For example only, please provide a better explanation for "small part fund" and "important fund." If you must include technical terms in the body of your prospectus that are understood only by industry experts, you must make every effort to concisely explain these terms where you first use them. In addition, please do not use technical terms or industry jargon in your explanations.

We removed the phrases of "small part fund" and "important fund".

Please see the amended contents of the Risk Factors 3(1) in page 7 of Form S-1/A on September 20, 2016.

Cover Page of Registration Statement

7. We note that your offering will continue for 45 days after the S-1 is effective and therefore appears to be a continuous offering under Rule 415. We note, however, that you did not check the box to indicate that you are engaging in a continuous offering under Rule 415. Please revise or advise us as to why you believe Rule 415 is not applicable.

Our offering will continue for 25 days after the S-1 is effective.

Please see the amended contents of the Cover Page 8 in page 6 of Form S-1/A on September 20, 2016.

Cover Page

8. Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision. Some of the details of the offering may be more appropriate for the prospectus summary or the body of the prospectus.

We have amended the contents of the Cover Page.

Please see the amended contents of the Cover Page 3 in page 3 of Form S-1/A on September 20, 2016.

9. We note your reference to your securities being "listed" on the OTC Markets. Please revise to clarify that you will seek to have your shares quoted on the OTC Markets.

Please see the amended contents of the Cover Page 6 in page 3 of Form S-1/A on September 20, 2016.

10. We note paragraph 13 contains the dealer prospectus delivery obligation. Please move this to the outside back cover page of the prospectus and ensure that it complies with the requirements of Item 502 of Regulation S-K and Section 4(a)(3) of the Securities Act.

Please see the amended contents of the Outside Back Cover Page in page 5 of Form S-1/A on September 20, 2016.

Prospectus Summary, page 5

11. We note your disclosure that you are engaged in trading spot gold and spot silver and that you believe your will achieve a "3% to 5% annual average asset return with low risk." Please tell us your reasonable basis for this statement, which appears to be a projection. Please also provide the disclosures regarding projections required by Item 10(b) of Regulation S-K.

Please see the amended contents of the Prospectus Summary in page 6 of Form S-1/A on September 20, 2016.

12. We note your disclosure on page 18 that you intend to invest in gold, silver, platinum, palladium, foreign currencies and stocks. Please reconcile this with your disclosure that you intend to invest in spot gold and spot silver.

Please see the amended contents of the Directors, Executive Officers, Promoters and Control Persons in page 22 of Form S-1/A on September 20, 2016.

Plan of Distribution, page 8

13. We note your disclosure that Mr. Xie will be selling securities on your behalf. Please explain how his activities will meet the safe harbor provisions set out in Rule 3a4-1 under the Securities Exchange Act of 1934. Additionally, we note your disclosure on page 5 that Lansdale Inc. will continue to raise funds and support you. Please advise whether Lansdale will be selling securities on your behalf in this offering or in the future, and if so, whether it is a registered broker-dealer.

Wanjun Xie isn't subject to a statutory disqualification. Wanjun Xie don't have any commissions or remuneration for this offering. Wanjun Xie isn't a broker-dealer. Wanjun Xie meets all conditions of the Safe Harbor for sales of Securities by officers.

Lansdale Inc will be only a buyer of these securities, and it will be long term to hold these securities. Lansdale Inc will be only a shareholder. Lansdale won't be a broker-dealer.

14. We note your disclosure on page 18 that Lansdale Inc. will purchase 96,000,000 shares using cash and properties. Please advise whether Lansdale has contractually committed to purchasing these shares. Further, please advise what properties will be provided in order to purchase these shares.

Lansdale doesn't have contractually committedto purchasing these shares.

Lansdale Inc must purchase the shares of Achison Inc by cash.

Please see the amended contents of the Plan of Distribution in page 22 of Form S-1/A on September 20, 2016.

Interests of Named Experts and Counsel, page 9

15. Please revise to identify your independent accountant as an expert.

Please see the amended contents of the Interests of Named Experts and Counsel in page 10 of Form S-1/A on September 20, 2016.

16. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X for the interim period ended June 30, 2016. Please also update your other financial related information throughout your filing, including a discussion of the interim period ended June 30, 2016 within your MD&A consistent with Item 303(b) of Regulation S-K.

Please see the amended contents of the Financial Statements in page 12 of Form S-1/A on September 20, 2016.

We have updated our other financial related information throughout our filing, including a discussion of the interim period ended June 30, 2016 within our MD&A consistent.

Description of Business, page 9

17. We note your disclosure that your "business isn't regulated by the U.S. Commodity Futures Trading Commission and the National Futures Association." Please provide a detailed legal analysis as to how you determined that your proposed business plan exempts you from regulation by these entities.

The spot gold trading and the spot silver trading isn't regulated by Commodity Exchange Act. The business of the Corporation is engaging trading the spot gold and the spot silver, so the businesses of the Corporation isn't regulated by the U.S. Commodity Futures Trading Commission and the National Futures Association.

Please see the amended contents of the Description of Business in page 11 of Form S-1/A on September 20, 2016.

Evaluation of Disclosure Controls and Procedures, page 17
Changes in Internal Controls over Financial Reporting and Statement, page 18

18. The disclosure controls and procedures and internal controls over financial reporting sections are not required in your Form S-1. Please remove both of these sections from your Form S-1. Alternatively, please tell us in detail how management's conclusions regarding the effectiveness of your disclosure controls and procedures continue to be appropriate given that:

You have one employee who does not appear to be an expert in U.S. GAAP;
You made your initial filing without audited financial statements
Other required disclosures noted in our comments are not originally included in your filings.

Please see the amended contents of the Evaluation of Disclosure Controls and Procedures in page 21 of Form S-1/A on September 20, 2016.

Please see the amended contents of the Changes in Internal Controls over Financial Reporting and Statement in page 22 of Form S-1/A on September 20, 2016.

We are on the basis of the physical truth of the Corporation, and all financial data are on the basis of the audited financial statement, to finish the management's conclusions. We believe the effectiveness of our disclosure controls and procedures.

Directors, Executive Officers..., page 18

19. Please disclose the business experience of Mr. Xie and Ms. Li during the last five years, including their principal occupations and employment, and the names and principal businesses of any corporation or other organization in which such occupation and employment were carried out. In addition, any directorships during the past five years should be disclosed. Please see Item 401of Regulation S-K. For example only, we note that Mr. Xie and Ms. Li are affiliated with Lemont Inc., Landsbay, Inc., Linton Inc., Larison Inc., Blueville, Inc. and Lansdale, Inc. Further, in an appropriate section, please explain the relationship of these entities to you. Finally, please provide support for your disclosure on page 9 that management has "more than 24 years management prior experience related to [your] business."

The business experiences of Wanjun Xie and Liuyan Li during the past five years have been amended.

We have removed "more than 24 years management prior experience related to our business."

Please see the amended contents of the Directors, Executive Officers, Promoters and Control Persons in page 22 of Form S-1/A on September 20, 2016.

Part II - Information Not Required in Prospectus

20. Please clearly separate the disclosure in Part II of the registration statement from the disclosure in Part I of the registration statement. Refer to Form S-1.

Please see the amended contents in page 3 and page 23 of Form S-1/A on September 20, 2016.

Undertakings, page 19

21. Please include all of the required undertakings. Refer to Section 512 of Regulation S-K for guidance.

Please see the amended contents of the Undertakings in page 23 of Form S-1/A on September 20, 2016.

Exhibits and Financial Statement Schedules, page 19

22. Please ensure that you file all exhibits required under Item 601 of Regulation S-K, including, but not limited to, an opinion of counsel as to the legality of the securities you are seeking to register. Please also refer to Staff Legal Bulletin 19 for guidance regarding the legal opinion.

Please see the amended contents of the Exhibits and Financial Statement Schedules in page 23 of Form S-1/A on September 20, 2016.

23. Please revise to include consent from your independent accountant as required under Item 601(b)(23) of Regulation S-K. A consent from your independent registered public accounting firm states, if true, that the auditor consents to the use of its auditor's report, and other references to the auditor, in this registration statement. It is also signed and currently dated by the auditor.

We will file it in Form S-1/A in the future.

Wanjun Xie
Wanjun Xie

President
Achison Inc
Date: September 20, 2016